Free Writing Prospectus

VanEck Merk Gold ETF

2025-04-02 VanEck OUNZ Ad Transcript

0001546652

Pursuant to 433/164

333-274643

OUNZ Ad Speaker 1: No one knows what the future holds. When upheaval strikes, all that glitters is gold. Whether you want exposure to gold or the option to hold the real thing, OUNZ is the only gold ETF that lets you convert shares into physical gold delivered directly to you. Guard against the unknown and search the ticker OUNZ in your brokerage app today. The material must be preceded or accompanied by a prospectus. Before investing you should carefully consider the VanEck Merk Gold ETF’s (the “Trust”, or “OUNZ”) investment objectives, risks, charges and expenses. An investment in the VanEck Merk Gold ETF (“OUNZ,” or the “Trust”) is subject to significant risk and may not be suitable for all investors. OUNZ is not an investment company registered under the Investment Company Act of 1940 (the “1940 Act”) and therefore is not subject to the same protections as mutual funds or ETFs registered under the 1940 Act. The request for redemption of shares for gold is subject to a number of risks including but not limited to the potential for the price of gold to decline during the time between the submission of the request and delivery. Delivery may take a considerable amount of time depending on your location. The Sponsor for the Trust is Merk Investments LLC. The Marketing Agent for the Trust is Van Eck Securities Corporation. © Merk Investments LLC © Van Eck Associates Corporation